June 1, 2005

Albert S. Dandridge, III
Direct Dial 215-751-2178
Direct Fax 215-751-2205
E-mail: adandridge@schnader.com




VIA EDGAR
---------

Mr. Steven Jacobs
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop:  0409
Washington, DC 20549

                  RE:      HMG/Courtland Properties, Inc.
                           Form 10-KSB for the year ended
                           December 31, 2004
                           File No. 1-07805

Dear Mr. Jacobs:

                  This letter responds to the comment in your letter to HMG/Courtland Properties, Inc. (the "Company"), dated May 25, 2005, which responded to the Company's letter dated May 17, 2005. The comment in your letter related to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, as identified in the caption above. For ease of review, your comment has been reported below appearing in italics.

                           We have read your response to comment 1. We note that the trademarks and other rights were not acquired but given to the Company on a non-exclusive basis for $100. However, based upon your disclosure on page 35, included in the acquired assets were certain trademarks and other rights in connection with the restaurant and dock slips. These statements appear to be contradictory in nature. In that regard, explain to us why a purchase price allocation revision and a corresponding adjustment to income are not appropriate. We continue to believe that a trademark or other mark, if registered or otherwise provide legal protection, is an intangible asset that meets the contractual-legal criterion for recognition apart from goodwill. Refer to paragraph A15 of SFAS 141.

         HMG/Courtland Properties, Inc. response:

Mr. Steven Jacobs
June 1, 2005
Page 2


                  The Company and its partner, in one purchase agreement document, purchased for approximately $13.9 million, a restaurant, office/retail and marina property and accounted for it in accordance with SFAS #141.

                  In addition, the Company separately negotiated and agreed to have the right to use on a non-exclusive basis, trademarks and other rights for $100 and therefore these rights are not included in goodwill. There were no other trademarks or rights acquired. As mentioned in the Company's previous responses, the trademarks and other rights are not unique, are being used in other restaurants located in the same geographic location and cannot be moved to any other location.

                  Pursuant to your request and rule 101 of Regulation S & T, this letter is being filed via EDGAR. We trust that this above fully responds to your question and comment. If you have any additional questions or comments, please contact me at your earliest convenience.

                                                Sincerely,



                                                /s/ Larry Rothstein
                                                -------------------------
                                                Larry Rothstein
                                                Principal Financial Officer